Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Western Digital Corporation:

We consent to the use of our reports dated August 21, 2015, with respect to the consolidated balance sheets of Western Digital Corporation and subsidiaries as of July 3, 2015 and June 27, 2014, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended July 3, 2015, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of July 3, 2015, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the Registration Statement.

/s/ KPMG LLP

December 11, 2015

Irvine, California